CERTIFICATE OF DESIGNATIONS,

PREFERENCES AND RIGHTS

of

SERIES B CONVERTIBLE PREFERRED STOCK

of

PERFECTDATA CORPORATION

(Pursuant to Section 151 of the Delaware

General Corporation Law)

PerfectData Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that, on June 16, 2005, the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) pursuant to authority of the Board of Directors as required by Section 151 of the Delaware General Corporation Law, and in accordance with the provisions of its Certificate of Incorporation and Bylaws, each as amended and restated through the date hereof, has authorized, and hereby authorizes, a series of the Corporation’s previously authorized Preferred Stock, $.01 par value per share (the “Preferred Stock”), and hereby states the designation and number of shares, and fixes the relative, participating, optional or other special rights, preferences, privileges, powers and qualifications, limitations or restrictions thereof as follows:

I.     DESIGNATION AND AMOUNT

The designation of this series, which consists of 10,000 shares of Preferred Stock, is the Series B Convertible Preferred Stock (the “Series B Preferred Stock”).

II.   CERTAIN DEFINITIONS

For purposes of this Certificate of Designations, the following terms shall have the following meanings:

A.	“Affiliate” has the meaning ascribed to such term in Rule 405 promulgated under the Securities Act of 1933, as amended.
B.	“Business Day” means any day other than Saturday, Sunday or any day on which national banks are authorized to be closed in the City of New York, New York.
C.	“Common Stock” shall mean the Corporation’s common stock, $.01 par value per share.
D.

“Conversion Date” means, for (i) any Optional Conversion (as defined in Article IV, Section A hereof), the date specified in the notice of conversion in the form attached hereto (the “Notice of Conversion”), so long as a copy of the Notice of Conversion is faxed (or delivered by other means resulting in notice) to the Corporation before 5:00 p.m., New York City time, on the Conversion Date indicated in the Notice of Conversion; provided, however, that, if the Notice of Conversion is not so faxed or otherwise delivered before such time, then the Conversion Date shall be the date the holder faxes or otherwise delivers the Notice of Conversion to the Corporation and, if the Notice of Conversion is faxed or otherwise delivered after 5:00 p.m., New

York City time, on the Conversion Date indicated in the Notice of Conversion, the Conversion Date shall be the next Business Day, and (ii) for any Mandatory Conversion Event (as defined in Article IV, Section C hereof) that date specified in the notice delivered to the holders of the Series B Preferred Stock being converted pursuant to Article IV.C in the event that such Mandatory Conversion Event occurs.

E.	“Conversion Ratio” shall initially be 1000:1 and shall be subject to adjustment as provided in Article VIII hereof.
F.	“Corporate Change” has the meaning ascribed to such term in Article VIII, Section B hereof.
G.	“Delivery Period” has the meaning ascribed to such term in Article IV, Section B(i) hereof.
H.	“DGCL” has the meaning ascribed to such term in Article IX, Section A hereof.
I.	“Distribution” has the meaning ascribed to such term in Article VIII, Section C hereof.
J.	“Dividend Date” has the meaning ascribed to such term in Article III, Section A hereof.
K.

“Issuance Date” means, with respect to each share of the Series B Preferred Stock, the Closing Date (as defined) under the Subscription Agreement dated as of June 21, 2005 by and among the Corporation and the persons executing such agreement as Subscribers (the “Subscription Agreement”) pursuant to which such share of the Series B Preferred Stock will be issued.

L.	“Junior Securities” has the meaning ascribed to such term in Article VI hereof.
M.	“Liquidation Event” has the meaning ascribed to such term in Article VII, Section A hereof.
N.	“Liquidation Preference” means, with respect to a share of the Series B Preferred Stock, its Stated Value (as hereinafter defined).
O.	“Majority Holders” means the holders of more than fifty (50%) percent of the then outstanding shares of the Series B Preferred Stock.
P.	“Mandatory Conversion Event” has the meaning ascribed to such term in Article IV, Section C of this Certificate of Designations.
Q.

“Market Price” means, for any security (including, without limitation, the Common Stock) as of any date, the Closing Price of such security on the principal Trading Market on which such security is included for trading; provided, that, if there is no trading in the security on a particular Trading Day on the relevant principal Trading Market, the Market Price for that day shall be the Market Price on the last preceding Trading Day on which there was trading in the security on the principal Trading Marking. “Closing Price” means on any particular date (i) the last reported closing price per share of the security on such date on the Trading Market (as reported by Bloomberg L.P. or any similar organization or agency succeeding to its functions of reporting prices (“Bloomberg”) at 4:15 p.m. (New York time) as the last reported closing price for regular session trading on such day) or (ii) if there is no such price on such date, then the closing price on the Trading Market on the date nearest preceding such date (as reported by Bloomberg at 4:15 p.m. (New York time) as the closing price for regular session trading on such day), or (iii) if the security is not then listed or quoted on the Trading Market and if prices for the security are then reported in the “pink sheets” published by the Pink Sheets LLC (or a similar organization or agency succeeding to its functions of reporting prices (“Pink Sheets”)), the most recent price per share of the security as reported, or (iv) if the shares of the security are not then publicly traded, the fair market value of a share of the security as determined in good faith by the Board of Directors of the Company. “Trading Day” means (i) a day on which the security is traded on a Trading Market, or (ii) if the security is not quoted on a Trading Market, a day on which the security is quoted in the over-the-counter market as reported by the Pink Sheets; provided, that in the event that the security is not listed or quoted as set forth in (i), and (ii) hereof, then Trading Day shall mean a Business Day. “Trading Market” means the following markets or exchanges on which the security is listed or quoted for trading on the date in question: the OTC Bulletin Board, the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market or the Nasdaq SmallCap Market.

R.	“Optional Conversion” has the meaning ascribed to that term in Article IV, Section A of this Certificate of Designation.
S.	“Pari Passu Securities” has the meaning ascribed to such term in Article VI hereof.
T.	“Preferred Stock Certificates” has the meaning ascribed to such term in Article IV, Section B hereof.
U.	“Reserved Amount” has the meaning ascribed to such term in Article V hereof.
V.	“Stated Value” means $1,312.00 per share of the Series B Preferred Stock.

III.  PAYMENT OF DIVIDENDS

A.       Payment. If and when declared by the Board of Directors of the Corporation, in its sole discretion, a cash dividend shall be payable on a non-cumulative basis out of funds legally available therefor, at the rate of six percent (6%) per annum, as to each outstanding share of the Series B Preferred Stock on every successive September 30, December 31, March 31 and June 30 (a “Dividend Date”), unless any such Dividend Date is a non-Business Day, in which event the dividend shall be payable on the next Business Day. Dividends for any period that is less than three (3) calendar months shall be pro-rated based on a 365-day-year. The Corporation shall not declare or pay any dividend for any quarterly period unless the Corporation has sufficient funds legally available for such purchase.

B.       Record Date. When and if the Board of Directors declares a quarterly dividend, the dividend shall be payable to the holders of record of the Series B Preferred Stock on the 15th day of the month (if a Business Day; if not, on the next Business Day) immediately preceding the respective Dividend Date or on such other record date as shall be fixed by the Board of Directors, provided that such record date shall not be more than 60 or less than ten days prior to the dividend payment date.

IV.  CONVERSION

A.      Optional Conversions. Each holder of shares of the Series B Preferred Stock may, at any time and from time to time, convert (an “Optional Conversion”) each of his, her or its shares of the Series B Preferred Stock into a number of fully paid and nonassessable shares of the Common Stock equal to the product of the number of shares of Series B Preferred being converted and the Conversion Ratio. In addition, the holder shall receive with his, her or its shares of the Common Stock accrued, but unpaid, dividends, if any, on the holder’s shares of the Series B Preferred Stock through the Conversion Date.

B.       Mechanics of Conversion. In order to effect an Optional Conversion, a holder shall: (x) fax (or otherwise deliver) a copy of the fully executed Notice of Conversion to the Corporation (Attention: its Secretary) and (y) surrender or cause to be surrendered the original certificates representing the shares of the Series B Preferred Stock being converted (the “Preferred Stock Certificates”), duly endorsed, along with a copy of the Notice of Conversion as soon as practicable thereafter to the Corporation or its agency for such purpose, including the Transfer Agent for the Common Stock, as the Corporation may designate to the holders of the Series B Preferred Stock. Upon receipt by the Corporation or its agency of a facsimile copy of a Notice of Conversion from a holder, the Corporation shall promptly send, via facsimile, a confirmation to such holder stating that the Notice of Conversion has been received, the date upon which the Corporation expects to deliver the shares of the Common Stock issuable upon such conversion and the name and telephone number of a contact person at the Corporation regarding the conversion. The Corporation shall not be obligated to issue shares of the Common Stock upon a conversion unless either the Preferred Stock Certificates are delivered to the Corporation as provided above, or the holder notifies the Corporation that such Preferred Stock Certificates have been lost, stolen or destroyed and delivers the documentation to the Corporation required by Article XI.B hereof.

(i)       Delivery of Common Stock Upon an Optional Conversion. Upon the surrender of the Preferred Stock Certificates accompanied by a Notice of Conversion, the Corporation (itself, or through its Transfer Agent for the Common Stock) shall, no later than the later of (a) the third (3rd) Business Day following the Conversion Date and (b) the Business Day following the date of such surrender (or, in the case of lost, stolen or destroyed certificates, after provision of indemnity pursuant to Article XI.B) (the “Delivery Period”), issue and deliver (i.e., deposit with a nationally recognized overnight courier service postage prepaid) to the holder or its nominee (x) that number of shares of the Common Stock issuable upon conversion of such shares of the Series B Preferred Stock being converted and (y) a certificate representing the number of shares of the Series B Preferred Stock not being converted, if any. Notwithstanding the foregoing, in no event shall the Company be required to effect a conversion of shares of the Series B Preferred Stock into less than 1,000 shares of the Common Stock, unless such conversion would result in the conversion of all shares of the Series B Preferred Stock then held by such holder.

(ii)      Taxes. The Corporation shall pay any and all taxes that may be imposed upon it with respect to the issuance and delivery of the shares of the Common Stock upon the conversion of shares of the Series B Preferred Stock, provided however, that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any shares of the Common Stock in a name other than the holder of the Series B Preferred Stock.

(iii)     No Fractional Shares. No fractional share of the Common Stock shall be issued upon conversion of shares of the Series B Preferred Stock. If, as a result of a holder converting all of the holder’s shares of the Series B Preferred Stock, a fractional share would otherwise result, such fractional share shall instead be rounded up or down to the nearest whole share. If, as a result of a holder converting only part of the holder’s shares of the Series B Preferred Stock, a fractional share would otherwise result, such fractional share shall be disregarded and the holder shall receive the lower number of full shares; provided, however, that such fractional share shall be taken into consideration when the holder converts the holder’s remaining shares of the Series B Preferred Stock.

(iv)     Conversion Disputes. In the case of any dispute with respect to a conversion, the Corporation shall promptly issue such number of shares of the Common Stock as are not disputed in accordance with subsection (i) above. If such dispute involves the calculation of the Conversion Ratio, and such dispute is not promptly resolved by discussion between the relevant holder and the Corporation, the Corporation shall submit the disputed calculations to an independent accounting firm (which firm may be the independent registered public accounting firm for the Corporation) via facsimile within three (3)

Business Days of receipt of the Notice of Conversion. The accounting firm shall promptly audit the calculations and notify the Corporation and the holder of the results no later than three (3) Business Days from the date it receives the disputed calculations. The accounting firm’s calculation shall be deemed conclusive, absent manifest error. The Corporation shall then issue the appropriate number of shares of the Common Stock in accordance with subsection (i) above. The fees of the accounting firm shall be borne (i) by the Corporation if the holder’s calculation of the Conversion Ratio is closer to the accounting firm’s calculation of the Conversion Ratio and (ii) by the holder if the reverse is true.

C.       Mandatory Conversion. A Mandatory Conversion Event shall occur either (i) on the date on which the stockholders of the Corporation authorize an increase in the number of authorized shares of the Common Stock in an amount sufficient at least to permit (a) the conversion of all shares of the Series B Preferred Stock and (b) the issuance of the Additional Shares (as such term is defined in Section 2.6 of the Merger Agreement) or (ii) on the fifth (5th) anniversary of the Issuance Date.

(i)       Notice to Holders. In the event that the Mandatory Conversion Event has occurred, the Corporation shall, not later than five (5) Business Days after the occurrence thereof, mail a notice to each of the then holders of the Series B Preferred Stock describing the Mandatory Conversion Event and requesting that the holder surrender the certificate or certificates evidencing the shares at its then principal office or at its agency designated for such purpose (which may be the Transfer Agent for the Common Stock).

(ii)      Delivery of Common Stock. As promptly after surrender of the certificate or certificates evidencing shares of the Series B Preferred Stock pursuant to a notice by the Corporation delivered pursuant to subsection (i) of this Article IV, Section C, the Corporation shall issue and deliver to a holder or, on his, her or its written order, a permitted transferee a certificate or certificates for the number of full shares of the Common Stock issuable as if it were an Optional Conversion and an adjustment, as provided in Article IV, Section B(iii) hereof, in respect of any fractional interest otherwise issuable upon such conversion.

(iii)     Dividends. Notwithstanding anything to the contrary in this Article IV, Section C, the Corporation shall pay in cash accrued but unpaid dividends, if any, said payment to be made simultaneously with the delivery of shares of the Common Stock as provided in subsection (ii) of this Article IV, Section C.

(iv)     Effect of Mandatory Conversion Event. Effective upon the occurrence of a Mandatory Conversion Event, all rights of a holder of the Series B Preferred Stock as a holder of the Series B Preferred Stock shall cease and terminate except the right to receive shares of the Common Stock as provided in subsection (ii) of this Article IV, Section C and to receive accrued, but unpaid, dividends, as provided in subsection (iii) of this Article IV, Section C and thereafter the holder shall be deemed to be a holder of the Common Stock for the number of shares as to which the holder’s shares of the Series B Preferred Stock are convertible pursuant to this Article IV.

V.         RESERVATION OF SHARES OF COMMON STOCK

As promptly as practicable following the Issuance Date the Corporation shall use its best efforts to obtain stockholder approval of an increase in its authorized but unissued shares of Common Stock to an amount necessary to permit the conversion of the Series B Preferred Stock and, upon such approval, shall reserve 110% of the number of shares of its authorized but unissued shares of Common Stock for issuance upon conversion of the Series B Preferred Stock. Thereafter, the number of authorized but unissued shares of Common Stock so reserved (the “Reserved Amount”) shall at all times be sufficient to provide for the conversion of all of the Series B Preferred Stock outstanding at the then current Conversion Ratio thereof.

VI.        RANK

All shares of the Series B Preferred Stock shall rank (i) prior to (a) the Common Stock and (b) any class or series of capital stock of the Corporation hereafter created (unless, with the consent of the Majority Holders, such class or series of capital stock specifically, by its terms, ranks senior to, or pari passu with, the Series B Preferred Stock) (collectively with the Common Stock, “Junior Securities”); (ii) pari passu with (a) the Series A Convertible Preferred Stock of the Corporation and (b) any other class or series of capital stock of the Corporation hereafter created (with the written consent of the Majority Holders) specifically ranking, by its terms, on parity with the Series B Preferred Stock (the “Pari Passu Securities”); and (iii) junior to any class or series of capital stock of the Corporation hereafter created (with the written consent of the Majority Holders obtained in accordance with Article X hereof) specifically ranking, by its terms, senior to the Series B Preferred Stock (collectively, the “Senior Securities”), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

VII.      LIQUIDATION PREFERENCE

If the Corporation shall commence a voluntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under any law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law resulting in the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of 90 consecutive days and, on account of any such event, the Corporation shall liquidate, dissolve or wind up, or if the Corporation shall otherwise liquidate, dissolve or wind up (a “Liquidation Event”), except with respect to the Senior Securities (including the Series A Convertible Preferred Stock), no distribution shall be made to the holders of any shares of capital stock of the Corporation other than the holders of the Senior Securities (including the Series A Convertible Preferred Stock (other than the preferences and privileges thereof, if any)) upon liquidation, dissolution or winding up unless prior thereto the holders of shares of the Series B Preferred Stock shall have received the Liquidation Preference with respect to each share. If, upon the occurrence of a Liquidation Event, the assets and funds available for distribution among the holders of the Series B Preferred Stock and holders of the Pari Passu Securities, if any, shall be insufficient to permit the payment to such holders of the preferential amounts payable thereon, then the entire assets and funds of the Corporation legally available for distribution to the Series B Preferred Stock and the Pari Passu Securities, if any, shall be distributed ratably among such shares in proportion to the ratio that the Liquidation Preference payable on each such share bears to the aggregate Liquidation Preference payable on all such shares. A Corporate Change shall not be deemed a Liquidation Event provided that compliance is made with Article VIII, Section B hereof. The proposed transaction between the Corporation and Sona Mobile, Inc., a Washington corporation, shall not be deemed a Liquidation Event or a Corporate Change.

VIII.     ADJUSTMENTS TO THE CONVERSION RATIO

The Conversion Ratio shall be subject to adjustment from time to time as follows:

A.       Stock Splits, Stock Dividends, Etc. If, at any time on or after the Issuance Date, the number of outstanding shares of the Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event, the Conversion Ratio shall be proportionately reduced and the number of shares of the Common Stock issuable upon conversion shall be proportionately increased, or if the number of outstanding shares of the Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event, the Conversion Ratio shall be proportionately increased and the number of shares of the Common Stock issuable upon conversion shall be proportionately decreased. In such event, the Corporation shall notify the Corporation’s Transfer Agent of such change on or before the effective date thereof.

B.       Adjustment Due to Merger, Consolidation, Etc. If, at any time after the Issuance Date, there shall be (i) any reclassification or change of the outstanding shares of the Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), (ii) any consolidation or merger of the Corporation with any other entity (other than a merger in which the Corporation is the surviving or continuing entity and its capital stock is unchanged), (iii) any sale or transfer of all or substantially all of the assets of the Corporation or (iv) any share exchange pursuant to which all of the outstanding shares of Common Stock are converted into other securities or property (each of (i) - (iv) above being a “Corporate Change”), then the holders of the Series B Preferred Stock shall thereafter have the right to receive upon conversion, in lieu of the shares of the Common Stock otherwise issuable, such shares of stock, securities and/or other property as would have been issued or payable in such Corporate Change with respect to, or in exchange for the number of shares of the Common Stock which would have been issuable upon conversion had such Corporate Change not taken place, and, in any such case, appropriate provisions (in form and substance reasonably satisfactory to the Majority Holders) shall be made with respect to the rights and interests of the holders of the Series B Preferred Stock to the end that the economic value of the shares of the Series B Preferred Stock is in no way diminished by such Corporate Change and that the provisions hereof, including, without limitation, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is not the Corporation, an immediate adjustment shall be made to the Conversion Ratio so that the Conversion Ratio immediately after the Corporate Change reflects the same relative value as compared to the value of the surviving entity’s common stock that existed between the Conversion Ratio and the value of the Corporation’s Common Stock immediately prior to such Corporate Change. The Corporation shall not effect any Corporate Change unless the resulting successor or acquiring entity (if not the Corporation) assumes by written instrument (in form and substance reasonable satisfactory to the Majority Holders) the obligations of this Certificate of Designations. The above provisions shall apply regardless of whether or not there would have been a sufficient number of shares of the Common Stock authorized and available for issuance upon conversion of the shares of the Series B Preferred Stock outstanding as of the date of such transaction, and shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.

C.       Adjustment Due to Distribution. If, at any time after the Issuance Date, the Corporation shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of the Common Stock as a partial liquidating dividend, by way of return of capital or otherwise (including any dividend or distribution to the Corporation’s stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a “Distribution”), then the holders of the Series B Preferred Stock shall be entitled, upon any conversion of shares of the Series B Preferred Stock after the date of record for determining stockholders entitled to such Distribution, to receive the amount of such assets which would have been payable to the holder with respect to the shares of the Common Stock issuable upon such conversion had such holder been the holder of such shares of the Common Stock on the record date for the determination of stockholders entitled to such Distribution. If the Distribution involves rights, warrants, options or any other form of convertible securities and the right to exercise or convert such securities would expire in accordance with its terms prior to the conversion of the Series B Preferred Stock, then the terms of such securities shall provide that such exercise or convertibility right shall remain in effect until 30 days after the date the holder of the Series B Preferred Stock receives such securities pursuant to the conversion hereof.

D.      Other Action Affecting Conversion Ratio. If the Corporation takes any action affecting the Common Stock after the date hereof that would be covered by Article VIII, Sections A through C, but for the manner in which such action is taken or structured, which would in any way diminish the value of the Series B Preferred Stock, then the Conversion Ratio shall be adjusted in such manner as the Board of Directors of the Corporation shall in good faith determine to be equitable under the circumstances.

IX.       VOTING RIGHTS

A.      General. Except a s otherwise expressly provided elsewhere in this Certificate of Designations or as otherwise required by the Delaware General Corporation Law (the “DGCL”), (i) each holder of the Series B Preferred Stock shall be entitled to vote on all matters submitted to a vote of the stockholders of the Corporation and shall be entitled to that number of votes equal to the largest number of whole shares of the Common Stock into which such holder’s shares of Series B Preferred Stock could be converted pursuant to the provisions of Article IV hereof at the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, and (ii) except as otherwise provided herein, the holders of shares of the Series A Preferred Stock, Series B Preferred Stock and the Common Stock shall vote together (or tender written consents in lieu of a vote) as a single class on all matters submitted for a vote or consent to the stockholders of the Corporation.

B.       Notification. The Corporation shall provide each holder of Series B Preferred Stock with prior notification of any meeting of the stockholders (and copies of proxy materials and other information sent to holders of the Common Stock) and a brief statement regarding the business to be transacted at the meeting to the extent known at such time, at least 20 days prior to the date of the meeting or other formal action of shareholders (or 20 days prior to the consummation of the transaction or event if a transaction or fundamental corporate event is to be voted upon, whichever is earlier, but in no event earlier than public announcement of such proposed transaction). Mailing of the proxy or consent solicitation material to the holders of the Series B Preferred Stock simultaneously with the mailing of such material to the holders of the Common Stock shall be deemed in complete satisfaction of the Corporation’s notification obligation hereunder.

C.       Class Voting. To the extent that under the DGCL the vote of the holders of the Series B Preferred Stock, voting separately as a class or series, as applicable, is required to authorize a given action of the Corporation, the affirmative vote or consent of the Majority Holders (except as otherwise may be required under the DGCL) shall constitute the approval of such action by the class.

X.         PROTECTION PROVISIONS

So long as any shares of the Series B Preferred Stock are outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by the DGCL) of the Majority Holders:

(i)       alter or change the rights, preferences or privileges of the Series B Preferred Stock, whether through merger, sale, consolidation or otherwise;

(ii)      alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series B Preferred Stock, whether through merger, sale, consolidation or otherwise;

(iii)     create any Senior Securities;

(iv)     create any Pari Passu Securities;

(v)      increase or decrease the authorized number of shares of the Series B Preferred Stock;

(vi)     issue any shares of Senior Securities or Pari Passu Securities;

(vii)    redeem or repurchase, or declare or pay any cash dividend, distribution or interest on, any Junior Securities or other outstanding securities of the Company, except pursuant to this Certificate of Designations or for repurchases pursuant to an equity incentive plan approved by the Corporation’s Board of Directors in good faith;

(viii)   permit any subsidiary now or hereinafter existing to issue any securities, other than to the Corporation; or

(ix)     amend the Corporation’s Certificate of Incorporation or Bylaws.

Furthermore, notwithstanding the foregoing, no change pursuant to this Article X shall be effective to the extent that, by its terms, it applies to less than all of the holders of shares of Series B Preferred Stock then outstanding.

XI.       MISCELLANEOUS

A.      Cancellation of the Series B Preferred Stock. If any shares of the Series B Preferred Stock are converted pursuant to Article IV hereof, the shares so converted shall be canceled, shall return to the status of authorized, but unissued shares of the Preferred Stock of no designated series, and shall not be issuable by the Corporation as shares of the Series B Preferred Stock.

B.       Lost or Stolen Certificates. Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) (y) in the case of loss, theft or destruction, of indemnity (without any bond or other security) reasonably satisfactory to the Corporation, or (z) in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Corporation shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date. However, the Corporation shall not be obligated to reissue such lost or stolen Preferred Stock Certificate(s) if the holder contemporaneously requests the Corporation to convert such Series B Preferred Stock or in the event of a Mandatory Conversion Event.

C.       Status as Stockholder. Upon submission of a Notice of Conversion by a holder of the Series B Preferred Stock, (i) the shares covered thereby (other than the shares, if any, which cannot be issued because their issuance would exceed such holder’s allocated portion of the Reserved Amount) shall be deemed converted into shares of the Common Stock and (ii) the holder’s rights as a holder of such converted shares of the Series B Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of the Common Stock and to any remedies provided herein or otherwise available at law or in equity to such holder because of a failure by the Corporation to comply with the terms of this Certificate of Designations. Notwithstanding the foregoing, if a holder has not received certificates for all shares of the Common Stock prior to the sixth (6th) Business Day after the expiration of the Delivery Period with respect to a conversion of the Series B Preferred Stock for any reason, then (unless the holder otherwise elects to retain its status as a holder of the Common Stock by so notifying the Corporation within five (5) Business Days after the expiration of such six (6)-Business-Day period after expiration of the Delivery Period) the holder shall regain the rights of a holder of the Series B Preferred Stock with respect to such unconverted shares of the Series B Preferred Stock and the Corporation shall, as soon as practicable, return such unconverted shares to the holder. In all cases, the holder shall retain all of its rights and remedies for the Corporation’s failure to convert shares of the Series B Preferred Stock.

D.      Transfer. Subject to applicable law and the legend, if any, on the certificate(s) to be transferred, the Series B Preferred Stock may be transferred at any time and from time to time by the holder thereof.

E.       Remedies Cumulative. The remedies provided in this Certificate of Designations shall be cumulative and in addition to all other remedies available under this Certificate of Designations, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit a holder’s right to pursue actual damages for any failure by the Corporation to comply with the terms of this Certificate of Designations. The Corporation acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of the Series B Preferred Stock and that the remedy at law for any such breach may be inadequate. The Corporation therefore agrees, in the event of any such breach or threatened breach, that the holders of the Series B Preferred Stock shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation this __ th day of June, 2005.

PERFECTDATA CORPORATION
By: /s/ John Bush
Name: John Bush Title: Chief Executive Officer

NOTICE OF CONVERSION

(To be Executed by the Registered Holder

in order to Convert the Series B Preferred Stock)

The undersigned hereby irrevocably elects to convert ____________ shares of Series B Preferred Stock (the “Conversion”), represented by stock certificate No(s). ___________ (the “Preferred Stock Certificates”), into shares of common stock (the “Common Stock”) of PerfectData Corporation according to the conditions of the Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock, as of the date written below. If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. No fee will be charged to the holder for any conversion, except for transfer taxes, if any. Each Preferred Stock Certificate is attached hereto (or evidence of loss, theft or destruction thereof).

The undersigned acknowledges and agrees that all offers and sales by the undersigned of the securities issuable to the undersigned upon conversion of the Series B Preferred Stock have been or will be made only pursuant to an effective registration of the transfer of the Common Stock under the Securities Act of 1933, as amended (the “Act”), or pursuant to an exemption from registration under the Act.

Date of Conversion:

Applicable Conversion Ratio:

Signature:

Name:

Address: